

June 24, 2024

Houqi Zhang
Chief Executive Officer
Autozi Internet Technology (Global) Ltd.
Building B09, Intelligence Park No. 26
Yongtaizhuang North Road
Haidian District, Beijing, China

   Re: Autozi Internet Technology (Global) Ltd.
    Amendment No. 7 to Registration Statement on Form F-1
    Filed June 20, 2024
    File No. 333-273166

Dear Houqi Zhang:

  We have reviewed your amended registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 18, 2024 letter.

Amendment No. 7 to Registration Statement on Form F-1 filed June 20, 2024

Exhibit 99.2, page II-6

1. We note your response to prior comment 3 and reissue in part. Revise paragraph C(3) to state that the disclosure in the section "Taxation - People's Republic of China Taxation" constitutes your opinion. In this regard, your revised opinion states that the statements in this section are your opinion only "to the extent that such statements constitute statements of PRC Laws," however a "short-form" opinion should state that the disclosure in this section of the prospectus is the opinion of named counsel. Refer to Section III.B.2 of Staff Legal Bulletin No. 19. Also further revise the assumption in paragraph A(1) so that it excludes the "PRC Companies." In this regard, we note that the current language continues to assume the legal authority of persons that do not have such legal authority.

Houqi Zhang
Autozi Internet Technology (Global) Ltd.
June 24, 2024
Page 2

   Please contact Doug Jones at 202-551-3309 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Rebekah Reed at 202-551-5332 or Lilyanna Peyser at 202-551-3222 with any other questions.

           Sincerely,

           Division of Corporation Finance
           Office of Trade & Services

cc: Yang Ge, Esq.